Mail Stop 0408


								February 10, 2006






Mr. Li Fu
Chairman and President
Parallel Technologies, Inc.
558 Lime Rock Road
Lakeville, Connecticut 06039


Re: 	Parallel Technologies, Inc.
      Form SB-2
      File No. 333-131052
      Filed January 13, 2006



Dear Mr. Fu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 8-K Filed December 14, 2005

1. Please amend your Form 8-K to include pro-forma financial statements to reflect your business combination required by Article
11(a) (2) or please tell us why pro-forma financial statements are not required.






Form SB-2 Filed January 13, 2006

General

2. Please update your disclosure to account for the reverse stock split, automatic conversion, any exercise of warrants and change of name that you represented would occur before the end of January.


Front Cover Page of Prospectus

3. Please comply with Item 501(a) (5) by highlighting the cross-reference to the risk factors section.


Cautionary Note regarding Forward-Looking Statements, page 2
4. As a penny stock issuer, you do not qualify for the safe harbor.
Please revise.


Recent Developments, page 3
5. Please revise this section as follows:
* revise your discussion, on page 4, of your purchase of substantially all the assets of Dalian Fushi to disclose the consideration that you paid (in U.S. dollars); and
* provide more detail, on page 5, regarding the sale of stock warrants and rights to purchase additional common stock including the price per unit, the exercise price of the warrant and the nature of the "rights to additional issuances of common stock.



Acquisition of Business of Dalian Fushi, page 12

6. Please clarify the extent to which you have acquired the assets and business of Dalian Fushi and the extent to which Dalian Fushi is still operating. For example, please revise the following:
* explain, on page 13, how you have "the ability to control Dalian Fushi and any of its remaining assets and operations" given the fact that Dalian Fushi owns a majority of your stock; and
* reconcile your statements on pages 13 and 15 that you "commenced operation of the business conducted previously by Dalian Fushi" with your statement on page 15 that "Dalian Fushi will continue to be the contracting party under its customer contracts, bank loans and certain other assets."


Restructuring Agreements, page 15

7. Please revise this section as follows:
* disclose, on page 16 and elsewhere in the document, any amounts in
U.S. dollars instead of in the Chinese Yuan; and
* disclose, on page 17, the amount of cash required to exercise the option.


Risk Factors, page 21
8. Some of your risk factors state that you can give no assurance of a given outcome when the risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.


Security Ownership, page 82

9. For each entity that is not a public company or a registered investment advisor, please indicate the natural person who is the control person.


Executive Compensation, page 89

10. Please disclose the warrants awarded to Mr. Little under the consulting agreement, pursuant to Item 402(b) (2) (v) (A) (1).





Certain Relationships and Related Transactions, page 91
11. Please revise this section to comply with Item 404(a) as follows:
* disclose the relationship of Kuhn Brothers Inc to you;
* disclose the nature of the persons interest in the transaction;
and
* disclose the aggregate amount paid to Kuhn Brothers in the transaction.


12. Please briefly discuss your agreements with Chinamerica regarding the selection of your directors and executive officers.


Recent Sales of Unregistered Securities, page II-2
13. With respect to the issuance of the series A convertible preferred stock and the issuance of the Series B convertible preferred stock and warrants, we note that you have failed to comply with the requirements of Item 503 for each offering by failing to file with the Commission five copies of a notice on Form D no later than 15 days after the first sale of securities in reliance upon Item 506. Please file the
Forms immediately and explain to us the reasons for your failure to comply.

14. Please disclose the total amount of commissions paid to Kuhn
Brothers Securities as required by Item 701(c).


Exhibits
15. Please file the opinion regarding the legality of the common stock being registered.



Financial Statements

16. Please revise to include the audited financial statements of Parallel Technologies for the years ended December 31, 2004 and 2003, as well as the unaudited interim financial statements for the nine months ended September 30, 2005, or tell us why these financial statements are not included.


Dalian Fushi Bimetallic Manufacturing Company Limited - Financial
Statements

17. Please note the updating requirements of Rule 3-12 of Regulation
S-X.


Statements of Operations for the years ended December 31, 2004, and
2003, page F-4

18. Please describe the capital structure of Dalian Fushi by explaining what equity units are outstanding and what the rights are for each equity unit.

19. Please tell us why the Statements of Operations do not include earnings per share.


Statements of Changes in Shareholder`s Equity for the years ended
December 31, 2004, and 2003, page F-5

20. We note on page F-8, the functional currency of Dalian Fushi is the Chinese Renminbi and transactions denominated in currencies other than RMB are translated into United States Dollars with the adjustment recorded in the statements of operations and stockholder`s equity as other comprehensive income (loss). Please tell us why there was not a foreign currency translation adjustment recorded and presented for the year ended December 31, 2004.


Note 1 - Summary of Significant Accounting Policies and
Organization,
page F-7

21. We note you recognize revenue upon delivery or shipment of the products. Please tell us who determines when to recognize the revenue and why there is a need to recognize revenue at these two different points.


Note 6 - Intangible Assets, page F-11

22. We note your intangible assets are related to two registered patent rights acquired from third parties. Please tell us the consideration given to acquire the two registered patents and how you determined the value of these patents.

      * * * * * * * * * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew F. Komar at (202) 551-3781 or Joyce
A.
Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Darren Ofsink, Esquire
      Guzov Ofsink, LLC
      600 Madison Avenue
      14th Floor
      New York, New York 10022




Mr. Li Fu
Parallel Technologies, Inc.
February 10, 2006
Page 6